Mail Stop 4561

April 23, 2009

Mr. Larry K. Harvey
Chief Financial Officer of GP of:
Host Hotels & Resorts, LP
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

> **Re: Host Hotels & Resorts, LP**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-55807**

Dear Mr. Harvey:

We have completed our review of the above referenced filing and have no further
comments at this time.

Sincerely,

Kevin Woody
Branch Chief